PROFESSIONAL-GRADE PLANT-BASED THERAPEUTICS

ProVEDA is the first company committed to providing natural therapeutic solutions scienficially proven and effective.

INVEST NOW

$249.90 Min Investment

$1.70* Share Price

$7.3 million
Raised to Date for R&D / Market Launch Preparation

Offering Circular SEC Filings Investor Education

$1,499,998.40
Raise Dollar Amount

$9,999.40
Target Offering Amount

2025 PRODUCT ROLLOUT PLAN*

1ST QUARTER — PAIN RELIEF
$367 BILLION
Category Projection by 2031[1]

2ND QUARTER — ORAL CARE
$80 BILLION
Category Projection by 2031[2]

3RD QUARTER — HAIR GROWTH
$11 BILLION
Category Projection by 2030[3]

4TH QUARTER — ACNE CARE
$14 BILLION
Category Projection by 2032[4]

*The future rollout is dependent on available capital.

CO-FOUNDERS TRACK RECORD

Neutrogena
Led the Team that Built the Global Neutrogena Skincare Brand

Microsoft
Named & Globally Launched Microsoft Windows

Call MD
Founded one of the first successful telemedicine companies.

CHANCE ENTERTAINMENT
Created a Patent Pending technology for casting talent in TV & Feature Films.

*Data references available in the FAQ section

DA-REGISTERED SCIENTIFICALLY FORMULATED 100% NATURAL AND TESTED PATENT PENDING TECHNOLOGY AYURVEDIC ME

ProVEDA MAX PAIN RELIEF CREAM

TRUSTED AND ENDORSED BY BOOMER ESIASON, 14-YEAR NFL QUARTERBACK


14-year NFL quarterback
ProVEDA
professional grade
MAX PAIN RELIEF CREAM
Soothing Plant-Based Therapeutics
50ML (1.69FL OZ)
Boomer Esiason's
TOPICAL PAIN RELIEVER

"WHEN I PLAYED FOOTBALL, I HAD ACCESS TO THE BEST TRAINERS AND PHYSICAL THERAPISTS IN THE WORLD, AND YET NOTHING HELPED RELIEVE THE PAIN THAT ENDED MY CAREER. IT WASN'T UNTIL I FOUND ProVEDA THAT I ACTUALLY FOUND RELIEF."

The testimonials presented are the opinions of the individuals providing them, and the individuals were not compensated. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. Boomer Esiason was compensated by ProVEDA Corporation in cash and stock as a spokesperson. Boomer Esiason is also an investor in ProVEDA Corporation and has financial or other interest that could affect the objectivity of his statements.

AS SEEN IN

GQ · GOOD HOUSEKEEPING · Men'sHealth · People · woman's day · VOGUE · Women'sHealth · Esquire · REAL SIMPLE · bon appétit · VANITY FAIR · ELLE

GLOBAL PAIN RELIEF MARKET CAN REACH $376+ BILLION BY 2031

$367 BILLION

GLOBAL PAIN RELIEF

The global pain relief market was valued at approximately $196 billion in 2024 and is projected to grow at a CAGR of 8.10% from 2024 to 2031, potentially reaching $367 billion by 2031.[1] This market includes products to manage chronic pain, sports injuries, arthritis, and other types of physical discomfort.

$259 BILLION

NATURAL AND PLANT-BASED PAIN RELIEF

The plant-based pain relief segment is part of the $259 billion global wellness market, growing at an estimated 10-15% CAGR as consumers increasingly seek alternative, health-aligned therapies.[5]

$11 BILLION

SPORTS MEDICINE AND RECOVERY

The global sports medicine market was valued at $7.1 billion in 2021 and is expected to grow at a CAGR of 5.8% to reach $11.8 billion by 2030.[6]

6.5% CAGR

TOPICAL PAIN RELIEF

Demand for topical pain relief is slated to rise at a CAGR of 6.5% from 2024 to 2034. The pain relief market grew at a CAGR of 4.0% from 2019 to 2023.[8]



50 MILLION AMERICANS

CHRONIC PAIN MANAGEMENT

With around 50 million Americans experiencing chronic pain, demand for effective pain management solutions is rising, driven by increasing awareness of alternative treatments and expected rapid growth.[7]

*Data references available in the FAQ section


Individual results may vary.

PLANT-BASED, SCIENCE-BACKED

ProVEDA delivers professional-grade, safe, and effective topical products by combining traditional Ayurvedic ingredients with advanced plant stem cell technology—helping consumers live better lives every day with confidence and comfort.

SUBSTANTIAL EVIDENCE AND RESEARCH HIGHLIGHT THE GROWING DEMAND FOR NATURAL, EFFECTIVE PAIN RELIEF SOLUTIONS IN ProVEDA'S TARGET MARKET:

CONCERNS OVER SIDE EFFECTS OF SYNTHETIC DRUGS

The opioid crisis and risks of NSAIDs like ibuprofen have increased demand for non-addictive pain relief. Consumers seek safer options like ProVEDA's plant-based formulations due to fewer side effects.

ProVEDA MAX PAIN RELIEF CREAM

KEY GROWTH DRIVERS

RISING INCIDENCE OF CHRONIC PAIN

SHIFT TOWARDS NATURAL AND ALTERNATIVE THERAPIES

GROWING INTEREST IN PREVENTATIVE HEALTHCARE

TECHNOLOGICAL ADVANCEMENTS

FOCUS ON SPORTS AND FITNESS

INCREASED AWARENESS AND EDUCATION

SUPPORT FROM HEALTHCARE PROFESSIONALS

NICHE MARKETS, LIKE MILITARY AND ATHLETICS

INVEST NOW IN THIS UNIQUE CROSS-MARKET OPPORTUNITY

INVEST NOW

WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

FDA-RECOGNIZED ADVANCED INGREDIENTS

ProVEDA's use of FDA-recognized pain-relieving extracts like camphor and menthol sets it apart, building trust and credibility in a market where all-natural products often lack such regulatory validation.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- **FDA-RECOGNIZED ACTIVE INGREDIENTS**
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

MAXIMUM ABSORPTION TECHNOLOGY™

Our proprietary technology uses a precise three-phase process for faster, deeper penetration of active ingredients like menthol and camphor, offering faster, longer-lasting pain relief compared to ordinary creams—perfect for those needing consistent relief throughout the day.


PrōVEDA

PROFESSIONAL-GRADE PLANT-BASED THERAPEUTICS

ProVEDA's topical therapeutic formula combines scientifically selected plant extracts and essential oils, scientifically proven to enhance analgesic effects and relieve pain. Featuring a patent-pending delivery system, it has undergone rigorous safety and efficacy testing.

HIGHEST QUALITY AYURVEDIC ESSENTIAL OILS AND PLANT EXTRACTS

NATURAL PLANT STEM CELLS DELIVER ANTIOXIDANT BENEFITS

ABSORBS UP TO 2X FASTER AND 2X DEEPER FOR LASTING RELIEF

INVEST IN THE FUTURE OF PLANT-BASED MEDICINE TODAY

INVEST NOW

OUR TEAM

Our seasoned founders bring extensive expertise in sales strategy, marketing, new ventures, and healthcare, providing strong leadership and strategic vision.



ROWLAND HANSON

Co-founder, Co-Chairman & Co-Chief Executive Officer

FOUNDER & CEO, THE HMC COMPANY

Maximizing companies' value through global business development and strategic brand building.

VICE PRESIDENT CORP. COMM., MICROSOFT CORPORATION

Credited with developing and executing the company's highly acclaimed branding strategy, including the naming and global launch of Windows.

Microsoft

GLOBAL VICE PRESIDENT OF MARKETING NEUTROGENA

Oversaw marketing strategies that strengthened the brand, ultimately leading to the company's sales to Johnson & Johnson.

Neutrogena

NEW VENTURES

Post Microsoft, developed and sold multiple companies, including Amaze Inc, iTRAVEL, and bEQUAL.



SCOTT GRIZZLE

Co-founder, Co-Chairman & Co-Chief Executive Officer

FOUNDER & CEO, GRIZZLE CAPITAL, LLC

Maximizing shareholder value for companies by focusing on managing finance, marketing, and all legal aspects to a successful plan execution.

FOUNDER, CALLMD

Implemented a successful sales channel to insurers and benefit providers and launched a successful DRTV campaign direct to consumers, ultimately achieving the sale of one of the pioneers in the telemedicine industry.

CallMD

FOUNDER & CEO, CHANCE ENTERTAINMENT, LLC

Developed technology solutions and services, such as casting and location scouting, for multiple entertainment aspects, including feature film productions and project development.

CHANCE ENTERTAINMENT

BOARD OF DIRECTORS

Leadership rooted in experience and insight.



BOB BEAUDINE



LEE BECKER



VINCENT GIOE



CHUCK HIRSCH

MEDICAL DIRECTOR



DR. MICHAEL GALITZER

ProVEDA Medical Director

Dr. Michael Galitzer, ProVEDA Medical Director - A nationally recognized expert in Energy Medicine, integrative medicine, and bioidentical hormone replacement therapy (BHRT). For more than 40 years Dr. Galitzer has been a leading figure and innovator in the field of longevity, or anti-aging medicine, and provides cutting-edge medical services designed to reverse the aging process and regenerate the body.

REAL USERS, REAL RESULTS

See how our topical pain relief product are restoring quality of life for people aches and pains from muscle and joint pains from arthritis, backaches, sprains and strains..


Individual results may vary.

Testimonials are based on the original formula.

BY 2026, ProVEDA WILL BECOME THE MOST TRUSTED BRAND IN PLANT-BASED THERAPEUTIC PRODUCTS. THIS IS OUR ROADMAP TO SUCCESS.

QI — 2025

ProVEDA MAX PAIN RELIEF CREAM

ProVEDA Max Pain Relief Cream has undergone rigorous safety and efficacy testing and is set to unlock new market opportunities in 2025, including those with the Department of Defense. All products are proprietary, and a patent has been filed.



PAIN CREAM ORAL CARE HAIR GROWTH ACNE CARE

Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied


JOIN US TO UNLOCK FUTURE OF HEALTH AND WELLNESS
INVEST NOW
PrōVEDA
professional grade
External Analgesic
MAX PAIN RELIEF CREAM
Soothing Plant-Based Therapeutics
50ML (1.69FLOZ)

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Ken
a month ago
I recently moved to a new street address. How do I update my street address on my common shares?
1 0 Reply Share ›

GACW Mod → Ken
a month ago
If your shares were purchased through DealMaker, you can log in to your account here https://gacw.app.dealmaker.... to update. Otherwise, feel free to contact our investor relations team via email at investors@gacwheels.com to assist.
1 0 Reply Share ›

CZ
2 months ago
Hello! Just wanted to clarify in the Market section of your presentation, is the estimated OTR value for 2023 really 506 Billion? I noticed that this value is more double the estimate for the overall tire market in 2024. I've also did a quick search online and the market value for OTR tires is much lower in 2023. Could you direct me to your source? Thanks!
1 0 Reply Share ›

GACW Mod → CZ
a month ago
Hey CZ, the global automotive tire market is expected to reach US$ 503.91 billion in 2023, learn more here: https://www.futuremarketins... .

The OTR is projected to be ~33M, you may also reference the chart in the market section above.
1 0 Reply Share ›

Anna
2 months ago
Will you be paying out dividends to investors?
1 0 Reply Share ›

GACW Mod → Anna
2 months ago

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FAQS

Here is all you need to know about becoming an investor. If you want to learn more about ProVEDA's products, click here to find their FAQs.

WHY INVEST IN STARTUPS?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

HOW MUCH CAN I INVEST?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

HOW DO I CALCULATE MY NET WORTH?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

WHO CAN INVEST IN A REGULATION CF OFFERING?

Individuals over 18 years of age can invest.

WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

WHEN WILL I GET MY INVESTMENT BACK?

The Common Stock (the "Shares") of ProVEDA Corporation (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

CAN I SELL MY SHARES?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

EXCEPTIONS TO LIMITATIONS ON SELLING SHARES DURING THE ONE-YEAR LOCKUP PERIOD:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING TARGET?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

WHAT IF I CHANGE MY MIND ABOUT INVESTING?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

HOW DO I KEEP UP WITH HOW THE COMPANY IS DOING?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

DATA REFERENCES

1. Grand View Research. (2023). Pain Relief Market Size, Share & Trends Analysis Report by Product (Topical, Oral), By Type (NSAIDs, Opioids), By Application (Chronic Pain, Acute Pain), By Region, And Segment Forecasts, 2023 - 2030.
2. The global oral care industry is expected to reach $80.74 billion in 2031, up from $46.36 billion in 2023. Consumers' preferences for natural and organic oral care products, expanding awareness of the importance of oral health, and the increasing prevalence of dental illnesses are all driving market expansion. https://www.marketsandata.com/industry-reports/oral-care-market
3. The hair growth supplement and treatment industry worldwide is expected to reach a projected revenue of $11.58 billion by 2030. A compound annual growth rate of 5.9% is expected of the worldwide hair growth supplement and treatment industry from 2024 to 2030. https://www.grandviewresearch.com/horizon/outlook/hair-growth-supplement-and-treatment-market-size/global
4. The acne treatment market size was valued at $9.2 billion in 2021 and is projected to grow from $9.6 billion in 2022 to $14.44 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 4.6% during the forecast period (2023 - 2032). https://www.marketresearchfuture.com/reports/acne-treatment-market-5675
5. Mordor Intelligence. (2023). Natural Pain Relief Market - Growth, Trends, COVID-19 Impact, and Forecasts (2023 - 2028).
6. Research and Markets. (2023). Sports Medicine Market Size, Share & Trends Analysis Report by Product (Body Reconstruction Products, Body Support Products), By Application (Arthroscopy, Rehabilitation), By End-User (Athletes, Fitness Enthusiasts), And Segment Forecasts, 2023 - 2030.
7. National Institutes of Health (NIH). (2021). Chronic Pain in the U.S.: A Comprehensive Study on the Impact of Chronic Pain on Daily Life.
8. Fortune Business Insights. (2022). Topical Pain Relief Market Size, Share & COVID-19 Impact Analysis, By Product Type (Creams, Gels, Patches), By Application (Arthritis, Muscle Pain, Neuropathic Pain), By Distribution Channel (Hospital Pharmacies, Online Pharmacies), and Regional Forecast, 2021-2028.

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
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DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

INCREASING DEMAND IN MULTIPLE SEGMENTS

ProVEDA targets the broader pain relief, sports recovery, and natural health segments, driven by growing demand for natural, non-invasive pain management solutions in sizable markets.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

PTA PATENT PENDING TECH

ProVEDA uniquely provides a multi-layered pain relief experience by penetrating faster and deeper. Its proprietary Maximum Absorption Technology further enhances ProVEDA's effectiveness and advantage.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ADVANCED INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

WHY TRUST ProVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

VERSATILITY ACROSS SPECIALIZED GROUPS

Beyond general consumers, ProVEDA targets specialized markets like the Department of Defense (DoD) and college athletic directors seeking non-invasive, fast-acting, long-lasting pain relief for military personnel and college athletes—without harmful side effects.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

WHY TRUST PROVEDA?

Innovative plant stem cell technology and a strong reputation in demanding markets position ProVEDA as a leader in natural, topical pain relief for both consumer and specialized sectors.

POTENTIAL FOR EXPANSION INTO NEW MARKETS

Dabur Research Foundation (DRF) has already developed and verified the safety & superior efficacy of ProVEDA's next lines of "plant-based" products, including Oral Care, Hair Growth, and Acne Care.

- INCREASING DEMAND IN MULTIPLE SEGMENTS
- FDA-RECOGNIZED ACTIVE INGREDIENTS
- PTA PATENT PENDING TECH
- VERSATILITY ACROSS SPECIALIZED GROUPS
- POTENTIAL FOR EXPANSION INTO NEW MARKETS

AYURVEDIC MEDICINE

ProVEDA's Ayurvedic approach blends plant stem cells with traditional ingredients like menthol and camphor, drawing from a 5,000-year-old practice to reduce inflammation, support recovery, and promote overall wellness—catering to consumers seeking natural, holistic health solutions.



PLANT STEM CELL TECHNOLOGY

ProVEDA prioritizes plant-based solutions over synthetic options, addressing the rising demand for cleaner health alternatives. Backed by research on over 70,000 medicinal plants and partnered with Dabur Research Foundation, we develop products free from chemical additives and synthetic formulations.



Q1 — 2025

ProVEDA MAX PAIN RELIEF CREAM

ProVEDA Max Pain Relief Cream has undergone rigorous safety and efficacy testing and is set to unlock new market opportunities in 2025, including those with the Department of Defense. All products are proprietary, and a patent has been filed.



Q2 — 2025

ProVEDA ORAL CARE

The global oral care market, valued at $53 billion in 2020, is projected to reach $80.74 billion by 2031. Benefits include anti-inflammatory properties, prevention of decay and gum disease, and teeth whitening.



Q3 — 2025

HAIR GROWTH TREATMENTS

The global hair re-growth market is expected to reach $11.58 billion by 2030. Shampoos and conditioners lead the segment, while advancements in formulation now include specialized ingredients like plant extracts to boost efficacy and support hair growth.



Q4 — 2025

ACNE CARE

The global anti-acne market is projected to grow annually by 9.1% from 2023 to $14 billion by 2032. In 2022, creams and lotions made up 42% of revenue. Salicylic acid serums are popular for unclogging pores, reducing inflammation, and breaking down sebum.



Invest.ProVEDA.com – VIDEO TRANSCRIPTS

VIDEO 1 – Boomer Esiason's Pain Reliever
[MUSIC PLAYING] I have zero pain after using ProVEDA. I have no pain at all. This is a bit of a game-changer. I spent decades on one football field or another. I know all about pain. And now I know all about pain relief thanks to ProVEDA.

ProVEDA Max is an exclusive blend of natural ayurvedic ingredients combined with FDA -approved pain-relieving plant extracts, camphor, and menthol, plus plant stem cells. This unique patent-pending formulation, combined with a breakthrough delivery system called Maximum Absorption Technology, uses speed, temperature, and duration to deliver smaller molecules faster for deeper absorption. In fact, ProVEDA delivers pain relief to aching joints and muscles up to two times faster and over two times deeper for fast, long-lasting relief.

Most of my aches and pains are in my arm, my elbow. Primarily in my knees. At my age, it's a better question to me, where do I not feel pain? I've tried many other creams and there just has not been enough result for me to continue the process of usage. I've been icing it, I've been massaging it. I use ibuprofen, mainly ice ice. And so I'm really looking forward to trying a cream that I can see immediate results I can use on a daily basis and it's going to alleviate some of that pain. I'm super excited yeah because actually, my lower back is a little sore right now.

Now my playing days I had access to the top trainers and physical therapists in the world. Now I have something even better. I have ProVEDA Max Pain Relief. Heck, you know if I had ProVEDA Max back in the day? Who knows? Instead of a 14-year NFL career, maybe I'd have a 15 or 20-year career like the boys do today.

We live in a world where pain has become an all-too-common companion. Whether it's constant back pain from sitting at a desk all day or the aches and soreness that come with an active lifestyle, millions of people are seeking relief from their daily discomfort. Even today, the problem is the same. Common over-the-counter pain relievers can have long-term side effects. Prescription opioids carry alarming potential risks. Even pain patches and traditional topical creams barely take the edge off, leaving millions of pain sufferers with no new options. Today, you can be part of the solution and be part of the over $10 billion topical pain relief market from the beginning by investing in a breakthrough plant-based therapeutics pain relief solution called ProVEDA Max. I find that my back feels wonderful. It's loose. It's comfortable. I have zero pain after using ProVEDA.

When I use the ProVEDA, I'm pleasantly surprised that it really works.
I could honestly say that on camera that this product is fabulous. I don't have actually, any pain right now, to be honest, which is amazing. I came off the court a minute ago. And I've gotten to the point in life now where I have to take stairs kind of one and then the other. And I just went up the stairs without even

thinking about it. I haven't been upstairs like that in years. Normally when I finish playing for two hours like I just did, my arm is on fire and now I have no pain, no pain. I really am just amazed.

ProVEDA has exploded a loyal community of pain relief advocates. spreading the word about its breakthrough plant-based therapeutic pain relief solution.

I have no pain at all. ProVEDA actually really worked really well. This is a bit of a game-changer. It's great. I like it.

Our mission at ProVEDA is to change and improve the lives of millions of people. Come join us and don't miss out on this opportunity to invest in ProVEDA Max.

Video 2 – Plant-Based, Science-Backed
I find that my back feels wonderful. It's loose. It's comfortable. I have zero pain after using ProVEDA. I don't have actually any pain right now, to be honest, which is amazing.

Video 3 – Real Users, Real Results
Dr. Bechtel:
As a physical therapist, I help people with pain every day. And I have become such a strong advocate for ProVEDA Max for my patients, ProVEDA Max truly gets to the pain. When I use ProVEDA on my patients, they immediately go, oh, that feels so good. I use ProVEDA because it works fast, and I can totally depend on it. I make ProVEDA available to my patients because it works. I use ProVEDA because it works fast, and I can totally depend on it. When I put ProVEDA on and somebody feels better right away, I'm a very happy lady.

Garry:
It really digs deep inside, and it really warms the inside of it, and it reduced the pain. ProVEDA has changed my mind on how I approach pain because I'm able to attack the area that hurts. And what excites me is I'm able to do the things that I want to do. I'm able to do them free and reduce pain and have fun again. What has happened with ProVEDA is the warmth that it gave to my back, it made it relax. So, I was able to sleep in a position that I'm not usually sleeping in. I have to tell you; I haven't gotten better sleep in a while like this. So, it's been really, really incredible.

Kevin:
The best thing I like about ProVEDA is that it works nearly instantly. It's pretty long-lasting and I can actually feel a difference once I apply it.

Dan:
And I have small kids, so we're out running, we're playing baseball. My knee flares up, and if I apply ProVEDA to it, it'll take that down a couple of notches and temporarily leave that pain. ProVEDA provides temporary relief for all my pains and

aches, and it makes it easier for me to continue living my life. ProVEDA provides temporary relief for all my pains and aches, and it makes it easier for me to continue living my life. You know, I take a shower at night, and then I'll put the pervade on before bed and it's just soothing. You feel a little bit of tingling on your skin which is a nice sensation, and it makes it so that everything's a little bit more comfortable for sure.

Chuck:
It was amazing to me. This was the first time I've really had some relief.

Bobbi:
This is a product, ProVEDA, that really does work. I know, because I've used it. If you use ProVEDA, it will help you. At least it helped me. And as long as it helped me, I figure it's probably going to help other people. It's a wonderful feeling to not be in pain.